SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar plan year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-10726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

C-COR Network Services 401(k) Plan

B.	Name of the issuer of the securities help pursuant to the plan and the address of its principal executive offices:

C-COR Incorporated

60 Decibel Road

State College, Pennsylvania 16801-7530

Notices and communications from the Securities and Exchange

Commission relative to this report should be forwarded to:

David A. Woodle

President and CEO

C-COR Incorporated

60 Decibel Road

State College, Pennsylvania 16801

(814) 238-2461

REQUIRED INFORMATION

Page
A. Financial Statements

Financial Statements and Supplemental Schedule dated as of December 31, 2005 and 2004 (with Report of Independent Registered Public Accounting Firm thereon)	2 - 12

B. Exhibits

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C-COR Network Services 401(k) Plan

C-COR Incorporated
Plan Administrator

DATE: June 29, 2006	By:	/s/ William T. Hanelly
William T. Hanelly
Chief Financial Officer, Treasurer and Secretary

C-COR NETWORK SERVICES

401(k) PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004

&

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

&

SUPPLEMENTAL SCHEDULE

R EPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

C-COR Network Services 401(k) Plan and

Board of Directors of C-COR Incorporated:

We have audited the accompanying statement of net assets available for benefits of C-COR Network Services 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph, LLC

Wilkes-Barre, Pennsylvania

June 15, 2006

C-COR NETWORK SERVICES

401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
INVESTMENTS:
At estimated fair value:
Pooled separate accounts	$1,286,683	$1,177,979
Participant loans	90,048	98,669

	1,376,731	1,276,648

At quoted fair value,
C-COR Incorporated common stock	207,279	228,272

At contract value,
Investment contract with insurance company	345,356	318,729

Total investments	1,929,366	1,823,649

RECEIVABLES:
Employer contribution	120,187	3,065
Employee contribution	7,510	8,501
Interest	8,803	—

Total assets	2,065,866	1,835,215

LIABILITIES,
Excess contributions payable to employees	—	34,514

NET ASSETS AVAILABLE FOR BENEFITS	$2,065,866	$1,800,701

See Notes to Financial Statements

C-COR NETWORK SERVICES

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest income	$22,804	$14,509
Net (depreciation) appreciation in fair value of investments	(22,334)	102,158

Total	470	116,667

Contributions:
Employer contributions	203,006	65,542
Employee contributions	270,592	197,803
Rollover contributions	18,392	21,106

Total	491,990	284,451

Net additions	492,460	401,118

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions	226,737	335,088
Administrative expenses	558	6,244

Total deductions	227,295	341,332

TRANSFER TO OTHER PLAN	—	65,196

Net increase (decrease)	265,165	(5,410)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,800,701	1,806,111

End of year	$2,065,866	$1,800,701

See Notes to Financial Statements

C-COR NETWORK SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following brief description of the C-COR Network Services 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan name was changed effective November 1, 2005 from Worldbridge Broadband Services 401(k) Plan to C-COR Network Services 401(k) Plan.

GENERAL

The provisions of the Plan are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code (“IRC”). The Plan was established October 1, 1997. Employees become eligible to participate in the Plan commencing on the earlier of 30 consecutive days of employment or completion of 1,000 hours of service. The Plan covers substantially all employees of C-COR Network Services, Inc. d/b/a Worldbridge Broadband Services, Inc. (the “Company”), a wholly-owned subsidiary of C-COR Incorporated (“C-COR”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

CONTRIBUTIONS

EMPLOYEE PRE-TAX CONTRIBUTIONS

Participants may direct the Company to reduce their compensation, as defined in the Plan, up to a maximum amount established by the Internal Revenue Service annually. Non-highly compensated (“NHC”) participants may reduce their compensation by 1% to 100% (in whole percentages) and highly compensated (“HC”) participants may reduce their compensation by 1% to 15% (in whole percentages). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 19 pooled separate accounts, C-COR common stock and an insurance investment contract as investment options for participants.

C-COR NETWORK SERVICES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

EMPLOYER MATCHING CONTRIBUTIONS

The Company may match eligible employee contributions. The employer matching rate percentage is determined annually by C-COR’s Compensation Committee of the Board of Directors. In 2005 and 2004, the Plan was declared a “safe harbor” Plan and the match was dollar for dollar on the first 3% of eligible compensation and fifty cents on the dollar for the next 1% to 3% of eligible compensation, up to a total contribution of 6%.

Early in 2006, the Company discovered that its payroll system was not calculating the additional 50% employer match for participants who contributed more than 3% in 2005 and 2004. Due to this error, there is $117,427 receivable due from the Company for missed employer contributions and $8,803 for lost earnings at December 31, 2005.

EMPLOYER DISCRETIONARY CONTRIBUTIONS

Subject to the approval by C-COR’s Compensation Committee of the Board of Directors, the Company may contribute a discretionary amount to the Plan. The discretionary contribution is subject to an allocation formula based on compensation, and requires employment on the last day of the Plan year. There were no employer discretionary contributions in 2005 or 2004.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contribution and allocations of (a) the employer’s matching and discretionary contributions (if applicable) and (b) allocations of plan earnings. In addition, each participant’s account is charged with an allocation of the administrative expenses incurred by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

C-COR NETWORK SERVICES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

VESTING

Participants are vested immediately in their contributions plus actual earnings thereon. During Plan years 2005 and 2004, employees are 100% vested in the employer contributions as the Plan is a Safe Harbor Plan. The Compensation Committee of the Board of Directors will review and make a determination on the Safe Harbor classification on an annual basis. For years prior to 2004, employees become vested in the employer contributions portion of their account according to the following schedule:

YEARS OF CREDITED SERVICE	PERCENT VESTED
Less than 1 year	0%
1 year but less than 2 years	25%
2 years but less than 3 years	50%
3 years but less than 4 years	75%
4 years or more	100%

For vesting calculations for transfer of assets to the Plan related to acquisitions, the Plan maintains the prior plan’s vesting schedule for these transferred accounts.

PARTICIPANT LOANS

Participants may borrow up to 50% of their vested account balance, with a maximum aggregate balance of $50,000 per participant. Loans are stated at the unpaid principal balance, which approximates fair value, and interest accrues at a rate of prime plus 1% at the time of the loan. The loans are secured by the balance in the participant’s account. Interest rates ranged from and 5.00% to 10.00% at December 31, 2005 and 2004, which are commensurate with local prevailing interest rates. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Benefits under the Plan are paid upon separation from service, death, total and permanent disability, or retirement. Upon a participant’s death, the entire account balance will be paid to his/her beneficiary. Hardship withdrawals are permitted for “severe” financial hardships, as defined by the Plan.

Effective March 28, 2005, the Plan was amended to allow automatic lump-sum distributions if the present value of the participant’s vested account balance is less than $1,000 and is payable on or after March 28, 2005. The participant must consent to the distribution if the present value is more than $1,000.

C-COR NETWORK SERVICES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

FORFEITED ACCOUNTS

Employer matching contributions and employer discretionary contributions that are forfeited are used to offset administrative expenses and employer contributions. In 2005, administrative expenses were offset by $4,485; whereas in 2004, employer contributions were offset by $20,053, from forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value except for the investment contract with an insurance company, which is valued at contract value, which approximates fair value. The Plan’s pooled separate accounts are valued at estimated fair value based on the net unit value as determined by Prudential Retirement Insurance and Annuity Company (“Prudential”), the custodian of the Plan. C-COR’s common stock is valued at quoted fair value based on market value as quoted on the National Association of Securities Dealers Automated Quotation System. Participant loans are stated at cost, which is estimated fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

C-COR NETWORK SERVICES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

PAYMENT OF BENEFITS

Benefits are recorded when paid.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB staff position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Defined-Contribution Pension Plans (FSP). This FSP makes the definition of benefit-responsive more restrictive so that certain investment contracts currently reported at contract value may be reported at fair value. Management has not yet determined the impact this standard, which is effective for the plan year ending December 31, 2006, will have on the Plan’s financial statements.

3. INVESTMENTS

The following table presents investments at December 31, 2005 and 2004. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2005		2004
Investments at estimated fair value:
Pooled separate accounts:
Mid Cap Growth Artisan Partners	$237,421		$236,447
Dryden S&P 500 Index	169,567		152,735
Oppenheimer Global CL A	219,102		194,314
Prudential Lifetime 40	126,021		100,448
Prudential Lifetime 30	72,350	*	92,962
Turner Investment Large Cap Growth	188,859		142,120
Other	273,363		258,953
Participant loans	90,048		98,669

	1,376,731		1,276,648

Investments at quoted fair value,
C-COR Incorporated common stock	207,279		228,272

Investment at contract value,
Guaranteed Income Contract	345,356		318,729

Total investments	$1,929,366		$1,823,649

*	Denotes less than 5% of Plan assets for the respective plan year.

C-COR NETWORK SERVICES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) (depreciated) appreciated in value as follows:

	2005	2004
Investments at estimated fair value,
Pooled separate accounts	$107,580	$136,794

Investments at quoted fair value,
C-COR Incorporated common stock	(129,914)	(34,636)

Net (depreciation) appreciation in fair vaIue	$(22,334)	$102,158

4. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has an investment contract with Prudential, and contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Prudential. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield of the Prudential Guaranteed Income Contract was 3.05% and 2.85% in 2005 and 2004, respectively. The crediting interest rate as of December 31, 2005 and 2004 was 3.10% and 2.90%, respectively.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, and any unallocated assets of the Plan will be allocated to participant accounts and distributed in such a manner as the Company may determine.

C-COR NETWORK SERVICES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

6. TAX STATUS

The Company has adopted a prototype non-standardized profit sharing plan, which received a letter dated July 28, 2004 from the Internal Revenue Service that it was designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since the date of the letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and is exempt from federal income taxes.

7. RELATED-PARTY TRANSACTIONS

Plan investments include units of pooled separate accounts and a general account administered by Prudential. Prudential is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in C-COR common stock.

8. LIABILITIES

The Plan had a liability at December 31, 2004 of $34,514 related to excess contributions. The excess contributions were returned prior to March 15 in 2005. There were no excess contributions or other liabilities of the Plan at December 31, 2005.

9. PLAN ADMINISTRATIVE EXPENSES

Certain administrative expenses for the Plan are paid by the Company and from the forfeiture account.

10.	TRANSFER TO OTHER PLAN

During 2004, four employees of the Company became employees of C-COR Incorporated. These employees transferred their participant balances in the Plan totaling $65,196 to the C-COR Incorporated Retirement Savings and Profit Sharing Plan. There were no transfers to other plans in 2005.

C-COR NETWORK SERVICES

401(k) PLAN

EIN: 24-0811591 PLAN NUMBER: 004

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

(a)	(b) IDENTITY OF ISSUE	(c) DESCRIPTION OF INVESTMENT	(d) COST	(e) CURRENT VALUE
*	C-COR Incorporated	Common stock	N/R	$207,279

*	Prudential Retirement &
*	Investment Services	Guaranteed Income Contract	N/R	345,356
*		Pooled separate accounts:
*		Mid Cap Growth Artisan Partners	N/R	237,421
*		Oppenheimer Global CL A	N/R	219,102
*		Dryden S & P 500 Index	N/R	169,567
*		Turner Investment Large Cap Growth	N/R	188,859
*		Prudential Lifetime 40	N/R	126,021
*		Prudential Lifetime 30	N/R	72,350
*		T.Rowe Price Equity Income Adv SH	N/R	75,832
*		Core Bond Enhanced Index PIM	N/R	6,605
*		Columbia International Value	N/R	38,923
*		Templeton Growth	N/R	43,435
*		Prudential Lifetime 20	N/R	22,941
*		American Century Equity Income INV	N/R	11,827
*		Small Value/Perkins Wolf McDonnell	N/R	15,424
*		Oakmark Equity and Income CL I	N/R	24,017
*		Prudential Lifetime 50	N/R	11,217
*		Prudential Lifetime 60	N/R	2,492
*		Turner Investment Partners Balanced	N/R	2,300
*		Time Square Small Cap Growth	N/R	6,553
*		American Century International Growth	N/R	11,797

*	PARTICIPANT LOANS	Participant loans with various rates of interest from 5.0% to 10.0%	$0	90,048

		TOTAL		$1,929,366

*	Parties-in-interest, as defined by ERISA
N/R-	Participant directed investment; cost not required to be reported

See Notes to Financial Statements